Exhibit (a)(5)




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April 14, 2000




TO:          UNIT HOLDERS OF CHRISKEN PARTNERS CASH INCOME FUND L.P.

SUBJECT: INCREASE OF PURCHASE PRICE TO $301 PER UNIT, AND EXTENSION OF OFFER TO MAY 15, 2000

Dear Unit Holder:

     As described in the Offer to Purchase previously mailed to you (the "Offer"), MP VALUE FUND 4, LLC; MORAGA FUND 1, L.P.; MP INCOME FUND 16, LLC; ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, LTD.; ACCELERATED HIGH YIELD INSTITUTIONAL FUND, LTD.; ACCELERATED HIGH YIELD PENSION INVESTORS, LTD.;
MORAGA-DEWAAY FUND, LLC; MP FALCON FUND, LLC; MORAGA GOLD, LLC; and PREVIOUSLY OWNED MORTGAGE PARTNERSHIPS INCOME 3, L.P. (collectively the "Purchasers") are offering to purchase up to 5,542 Units of limited partnership interest (the "Units") in CHRISKEN PARTNERS CASH INCOME FUND L.P., a Delaware limited partnership(the "Partnership"). With this letter we announce extension of the expiration date to May 15, 2000, and an increase in the purchase price to:

                                  $301 per Unit

less the amount of any distributions declared or made with respect to the Units between March 31, 2000 and May 15, 2000, or such other date to which this Offer may be further extended. Acquisition of all of the Units sought will require total capital in the amount of approximately $1.7 million.

     The Offer will provide you with an opportunity to liquidate all, or a portion of, your investment in CHRISKEN PARTNERS CASH INCOME FUND L.P. without the usual transaction costs associated with market sales or partnership transfer fees.

     The Purchasers have become aware of an offer by Bond Purchase, LLC to purchase your Units for a price of $301 per Unit, which the Purchasers have decided to match. Unit holders should be aware of a number of issues affecting the Bond offer:

             - the Bond offer has not been filed with the Securities and Exchange Commission, and does not include disclosures required by the SEC and other mandatory investor protections. The Purchasers' offer has been filed with the SEC and includes these investor protections;

             - unlike the Purchasers' Offer, the Bond offer does not permit withdrawal rights, so that a tendering Unit holder will not be able to withdraw in the event a better offer is made during the offer period.

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                     The Purchasers' Offer permits withdrawal at any  time prior to the expiration of the Purchasers' Offer;

             - The Bond offer discloses that its offer is higher "than the Partnership's recent offer", but fails to disclose the number of Units Bond owns and how it acquired them. As disclosed in the Partnership's most recent annual report on Form 10K: "In October 1999, Bond Purchase, L.L.C., which is not affiliated with the Partnership or its General
                     Partners, submitted an unsolicited offer to the Partnership's Limited Partners to purchase up to 4.9%, or approximately 1,800, of the outstanding Limited Partnership Units of the Partnership at $271 per Unit. The Partnership's records indicate that as of December 31, 1999, 469.27 Units were sold by Limited Partners to Bond Purchase, L.L.C."; and

             - The Bond offer provides no disclosure concerning trading prices, the identity of persons controlling the offer, their future intentions, and other matters disclosed in detail in the Purchasers' Offer. Though their offer has limited information, Bond nevertheless "encourage(s) you to act immediately" and thereby applies pressure on Unit holders to act precipitately, without the protections of full disclosure, withdrawal rights and proration rights, all provided in the Purchasers' Offer.

         After carefully reading the Offer, if you elect to tender your Units, mail (using the enclosed pre-addressed, postage paid envelope) or telecopy a duly completed and executed copy of the Letter of Transmittal (the yellow form) and Change of Address forms, and any other documents required by the Letter of Transmittal, to the Depositary for the Offer at:

MacKenzie Patterson, Inc.,
1640 School Street
Moraga, California 94556
Facsimile: (925) 376-7983
E-Mail Address: offers@mackpatt.com

If you have any questions or need assistance, please call the Depository at 800-854-8357.


This Offer now expires (unless extended) May 15, 2000.


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